UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Tianruo Pu
Name:	Tianruo Pu
Title:	Chief Financial Officer

Date: February 29, 2012

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc.

Provides Update on Continued Restructuring Efforts

Announces Management Team Changes & Financial Updates

Beijing, China, February 27, 2012 – China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a fully integrated, China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced the following management team changes:

•	Mr. Felix Chungfai Wong has been appointed finance director to succeed Ms. Lixin Niu;

•	Mr. Tong Le has been appointed vice-president of sales & marketing to succeed Mr. Tao Zhu;

•	Mr. Steven Duan has been promoted to vice-president of investor relations from director of investor relations; and

•	Mr. Yong Xu will be succeeded by a new vice-president of administration and human resources, to be officially confirmed pending a necessary quiet period.

Mr. Baizhong Xue, the Company’s chairman and chief executive officer, commented, “We would like to begin by thanking Mr. Tao Zhu, Ms. Lixin Niu and Mr. Yong Xu for their contributions in building Baquting into our flagship product and guiding Nuokang through our transition into a U.S. publicly-listed corporation. Their talent and hard work has helped drive Nuokang’s historical growth.”

“In the past few months, our performance has been affected by our exploration of certain strategic alternatives to enhance shareholder value. These efforts necessarily resulted in certain additional expenses and an operational focus on these strategic initiatives. Although we remain open to strategic alternatives that enhance shareholder value, we are now focused on stabilizing our commercialization platform and achieving our goal of becoming one of China’s leading, multi-product biopharmaceutical companies. Meanwhile, although we expect our revenues for 2011 to remain within our previously guided range of $40 million to $45 million, we expect a substantial decrease in our net income for 2011 due to one-time and non-operational charges such as costs associated with our exploration of strategic alternatives.”

“Operationally, we have improved our financial health by strengthening our balance sheet. We have paid off most of our debt to strengthen our capital structure. Also, we have improved our working capital by significantly reducing our accounts receivable balance. We will continue to strive to improve cash flows and financial health to build a solid balance sheet for future growth.

“Furthermore, we are excited to bring onboard a number of new executives who we believe will complement this mission and our new direction. Felix’s strong finance background strengthens our ability to provide the financial planning and internal controls expected of a U.S.-listed company. His diversified experience includes serving as the financial controller of a Fortune 500 company and working with the international pharmaceutical leader Roche, as well as a decade of audit experience. Tong’s decades of experience in sales and marketing with both domestic and international leaders in China’s pharmaceutical industry will be instrumental to our sales performance and new product launches going forward. Overall, we are confident that we have a strong executive team in place to lead us through our restructuring process and beyond. We are excited to emerge as a stronger and more diversified bio-pharmaceutical company positioned for future growth.

“Lastly, we are also pleased to announce Steven’s promotion to vice-president of investor relations. Steven played an integral role in our initial public offering on NASDAQ as well as supporting and communicating Nuokang’s growth as a public company. As our company continues endeavor to strengthen our market position, we are excited for Steven to broaden his role. We recognize the importance of investor relations and believe Steven’s new position demonstrates Nuokang’s commitment to investor needs.”

Mr. Wong brings to Nuokang three decades of experience in finance, management and accounting in the U.S. and Greater China. He joins Nuokang from ITT Corporation, a company listed on the New York Stock Exchange, where he held various senior financial management positions including finance business expert for ITT China & India and finance controller for ITT China. Prior to that, he held various senior finance positions across a broad range of industries, including finance manager of Roche (China) Investment Ltd., one of the world’s leading pharmaceutical and diagnostics firms. He also has a decade of auditing experience in large multinational accounting firms in Hong Kong and Singapore, including management roles such as assistant manager. Mr. Wong graduated from the Accountancy Faculty of the Hong Kong Polytechnic University and is a member of the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and the Institute of Chartered Accountants in England & Wales.

Mr. Le brings to Nuokang two decades of sales and marketing experience in both Chinese and multinational pharmaceutical companies. Mr. Le joins Nuokang from Dawnrays Pharmaceutical, a company listed on the Hong Kong Stock Exchange, where he held various roles including marketing director and deputy general manager of the New Drug Section. Prior to Dawnrays, Mr. Le has also held a variety of key sales and marketing roles, including national marketing manager of Health Vision Enterprise, a subsidiary of German-listed Stada AG; product manager at Shenzhen Taitai Pharmaceutical; regional manager at Baker Norton Pharmaceutical, the Asia subsidiary of TEVA Pharmaceutical; and sales representative at Merck. Mr. Le holds a bachelor’s degree in stomatology from Wuhan University School of Medicine, a master’s degree in trade and economics from Wuhan Institute of Water Transportation Engineering and an EMBA from the International East-West University.

The preliminary financial results are subject to adjustment based upon, among other things, the finalization of the Company’s year-end closing and reporting during the audit process. The Company plans to release fourth quarter and full year 2011 financial results on March 14, 2012.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a fully integrated, China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 2,900 hospitals in China. Nuokang’s principal products include (i) Baquting®, the Company’s flagship bleeding control product, (ii) Kaitong®, the lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis, (iii) Aiduo®, the cardiovascular stress imaging agent and (iv) Aiwen®, the anti-arrhythmic agent. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s new product development and financial outlook, are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s restructuring and future financial results may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact Information

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516

Ms. Wen Lei Zheng:

Tel: (+86) 10-6583-7510

U.S. Tel: (646) 405-5180